THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Earnings from continuing operations before taxes on earnings	$514	$424	$1,022	$815
Fixed charges
Interest expense:
Deposits from banking clients	21	63	57	122
Payables to brokerage clients	9	89	44	185
Long-term debt	15	7	30	14
Other	6	5	11	10

Total	51	164	142	331
Interest portion of rental expense	15	14	31	29

Total fixed charges (A)	66	178	173	360

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$580	$602	$1,195	$1,175

Ratio of earnings to fixed charges (B) ÷ (A) (1)	8.8	3.4	6.9	3.3

Ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense (2)	15.3	17.3	15.2	16.4

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding deposits from banking clients and payables to brokerage clients interest expense reflects the elimination of such interest expense as a fixed charge.